UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

QKL STORES INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

74732Y105
(CUSIP Number)

Zhuangyi Wang Winning State International Limited Road Town Tortola, British Virgin Islands VG1110 (86) 459-4607011	-with a copy to-	Mitchell S. Nussbaum, Esq. Loeb & Loeb LLP 345 Park Avenue New York, New York 10154 (212) 407-4159
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 28, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f), or Rule 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 10 Pages)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74732Y105	13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON WINNING STATE INTERNATIONAL LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,082,299
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 19,082,299*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,082,299
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.4%**
14	TYPE OF REPORTING PERSON CO
* The Reporting Person beneficially owns an aggregate of 19,082,299 shares of the Company’s Common Stock, which it has the sole power to vote or direct to vote, and the sole power to dispose of or direct the disposition of, representing in the aggregate approximately 64.4% of the total issued and outstanding shares of Common Stock of the Company.  Although Zhuangyi Wang directly owns none of the Company’s Common Stock, he may be deemed beneficial owner of the 19,082,299 shares of the Company’s Common Stock reported on this statement as sole shareholder and sole director of Winning State pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

** Based on the beneficial ownership of 19,082,299 shares of Common Stock of the Reporting Person and 29,643,831 shares of total Common Stock issued and outstanding as of June 28, 2010, the Reporting Person holds approximately 64.4% of the issued and outstanding Common Stock of the Issuer.

CUSIP No. 74732Y105	13D	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON ZHUANGYI WANG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION PEOPLE’S REPUBLIC OF CHINA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,082,299
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 19,082,299*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,082,299
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.4%**
14	TYPE OF REPORTING PERSON IN
 * The Reporting Person beneficially owns an aggregate of 19,082,299 shares of the Company’s Common Stock, which it has the sole power to vote or direct to vote, and the sole power to dispose of or direct the disposition of, representing in the aggregate approximately 64.4% of the total issued and outstanding shares of Common Stock of the Company.  Although Zhuangyi Wang directly owns none of the Company’s Common Stock, he may be deemed beneficial owner of the 19,082,299 shares of the Company’s Common Stock reported on this statement as sole shareholder and sole director of Winning State pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

Based on the beneficial ownership of 19,082,299 shares of Common Stock of the Reporting Person and 29,643,831 shares of total Common Stock issued and outstanding as of June 28, 2010, the Reporting Person holds approximately 64.4% of the issued and outstanding Common Stock of the Issuer.

Page 4 of 10 Pages

Item 1. Security and Issuer.

This statement relates to the common stock, par value $0.001 per share (“Common Stock”), of QKL Stores Inc. (formerly known as Forme Capital, Inc. (“Forme”), a Delaware corporation (the “Company” or the “Issuer”).  The address of the Issuer’s principal executive office is 44 Jingqi Street, Dongfeng Xincun, Sartu District, Daqing, 163311, PRC.

Item 2. Identity and Background.

(a)           This Schedule 13D is being filed by:

(i)           Winning State International Limited, a company incorporated in the British Virgin Islands (“Winning State”); and

(ii)           Zhuangyi Wang (“Mr. Wang”) a citizen of PRC and sole director and shareholder of Winning State.  By virtue of his position as sole director and shareholder, Mr. Wang may be deemed to be a beneficial owner having power to direct the voting and disposition of the Common Stock held or controlled by Winning State.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)           The address of the Reporting Persons’ principal business is Road Town, Tortola, British Virgin Islands, VG1110.

(c)           The principal business of Winning State is as a holding company, whereby Mr. Wang is the sole director and shareholder.  Mr. Wang is the chief executive officer and director of the Company, and his principal office is located at QKL Stores Inc., 44 Jingqi Street, Dongfeng Xincun, Sartu District, Daqing, 163311, PRC.

(d)           During the past five (5) years, neither of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)           During the past five (5) years, neither of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Wang is a citizen of the PRC.  Winning State is incorporated in the British Virgin Islands.

Item 3. Source and Amount of Funds and Other Consideration.

In a share exchange transaction, Forme acquired control of Speedy Brilliant (BVI), a British Virgin Islands holding company and the parent company of Speedy Brilliant (Daqing), by issuing to the stockholders of Speedy Brilliant (BVI) shares of Common Stock in exchange for all of the outstanding capital stock of Speedy Brilliant (BVI). The stockholders of Speedy Brilliant (BVI) with whom the Company completed the share exchange were (i) the majority holder, Winning State, all of whose stock was subsequently acquired by the Company’s chief executive officer, Mr. Zhuangyi Wang, pursuant to a call option held by Mr. Wang and (ii) three minority stockholders, Ms. Fang Chen, Mr. Yang Miao, and Ms. Ying Zhang.

Page 5 of 10 Pages

Share Exchange Agreement

On March 28, 2008, Forme entered into a share exchange agreement (“Share Exchange Agreement”) with (i) Speedy Brilliant (BVI); (ii) Speedy Brilliant (Daqing); (iii) the owners of all of the outstanding voting stock of Speedy Brilliant (BVI), namely (a) Winning State (a company that is wholly owned and controlled by Mr. Wang (pursuant to a the exercise of a call option held by Mr. Wang on February 2, 2010)), which owned approximately 98.5% of the Speedy Brilliant (BVI) stock, and (b) three individuals, Ms. Fang Chen, Ms. Yang Miao and Ms. Ying Zhang, who collectively owned approximately 1.5% of the Speedy Brilliant (BVI) stock; and (iv) Forme’s then controlling stockholders, Vision Opportunity China LP, Stallion Ventures, LLC, and Castle Bison, Inc. Under the terms of the share exchange agreement, the Speedy Brilliant (BVI) stockholders exchanged all of the outstanding shares of Speedy Brilliant (BVI) for a total of 19,382,298 newly issued shares of Forme Common Stock (of which 19,082,299 were acquired by Winning State). As a result of the share exchange, Forme acquired Speedy Brilliant (BVI) as a wholly owned subsidiary, and the Speedy Brilliant (BVI) stockholders became holders of 92.8% of the Company’s Common Stock on a non-diluted basis (64.6% of the Company’s Common Stock assuming conversion of the Company’s then-newly issued Series A Preferred Stock and 46.3% of the Company’s Common Stock assuming conversion of the Company’s then-newly issued Series A Preferred Stock and exercise of all of the Series A Warrants and Series B Warrants).

In the PRC restructuring transaction described above, Speedy Brilliant (BVI) gained control of the Company’s operating company, Daqing Qing Ke Long Chain Commerce & Trade Co., Ltd. (“QKL-China”). Therefore, when the Company’s acquired control of Speedy Brilliant (BVI) in the share exchange, it acquired indirect control of QKL-China. As a result, at the time of the share exchange (i) the Company’s ceased to be a shell company as that term is defined in Rule 12b-2 under the Exchange Act, (ii) Speedy Brilliant (BVI) became the Company’s wholly owned subsidiary, and (iii) through the Company’s then-newly acquired indirect subsidiary Speedy Brilliant (Daqing), the Company now controls QKL-China through the contractual arrangements described above.

The other transaction the Company completed on March 28, 2008 was a private placement in which the Company raised funds through a private sale of securities that was exempt from the registration requirements under Section 4(2) of the Securities Act as a result of its compliance with Rule 506 of Regulation D promulgated under the Securities Act. In the private placement, the Company sold to certain accredited investors, for gross proceeds to us of $15.5 million, 9,117,647 units, each unit consisting of one share of Series A Preferred Stock (each of which is convertible into one share of its Common Stock), one Series A Warrant and one Series B Warrant (each of which is exercisable for one share of Common Stock).

The agreements through which the private placement were carried out are described in detail below, all of which were entered into on March 28, 2008 unless otherwise indicated.

Securities Purchase Agreement

The securities purchase agreement (“Securities Purchase Agreement”) among Vision Opportunity Master Fund Ltd. (“Vision Master”), Vision Opportunity China Fund Limited (together with Vision Master, “Vision”) and certain other investors listed in Exhibit A thereto involved the sale of an aggregate of 9,117,647 units, each unit consisting of one share of Series A Preferred Stock, one Series A Warrant and one Series B Warrant. The closing of the private placement transaction and the Securities Purchase Agreement was contingent upon and dependent on the closing of the reverse merger transaction. Each share of Series A Preferred Stock is convertible into one share of Common Stock subject to adjustment as described below. Each warrant is exercisable for one share of Common Stock or an aggregate of up to 11,397,058 shares of Common Stock. The Series A Warrants are exercisable for up to 5,698,529 shares of Common Stock and have an exercise price of $3.40 per share, subject to adjustment. The Series B Warrants are exercisable for up to 5,698,529 shares of Common Stock and have an exercise price of $4.25 per share, subject to adjustment. The warrants expire on March 28, 2013, which is five years from the date of issuance.

Page 6 of 10 Pages

The foregoing description of the Share Exchange Agreement and Securities Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Share Exchange Agreement and Securities Purchase Agreement, attached as Exhibits 10.6 and 10.1, respectively, to the Company’s Current Report on Form 8-K filed with the SEC on April 3, 2008, and is incorporated herein by reference.

Item 4. Purpose of Transaction.

The Company entered into a share exchange agreement to acquire control of its operating company, QKL-China, and sold shares of its Series A Preferred Stock pursuant to the Securities Purchase Agreement to obtain net proceeds with which to expand the Company’s business through the opening or acquisition of supermarkets and distribution centers and to update its information systems.  See Item 3, which is hereby incorporated by reference, for further discussion of how the Common Stock of the Issuer to which this statement relates was acquired.

At the date of this Schedule 13D, the Reporting Persons, except as set forth in this Schedule 13D, do not have any plans or proposals which would result in:

(a)                 the acquisition by any person of additional securities of the Company;

(b)                 an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)                 a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

(d)                 any change in the present board of directors or management of the issuer, including any plans or proposals to change the number of terms of directors or to fill any existing vacancies on the board;

(e)                 any material change in the present capitalization or dividend policy of the Company;

(f)                 any other material change in the Company’s business or corporate structure;

(g)                 changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person;

(h)                 causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)                 a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or

(j)                 any similar action to those enumerated above.

Item 5. Interest in Securities of the Company.

See Item 6, which is hereby incorporated by reference.

Page 7 of 10 Pages

(a)          The Reporting Persons beneficially own an aggregate of 19,082,299 shares, or approximately 64.4%, of the Company’s Common Stock.  The approximate aggregate percentage of Company’s Common Stock reported beneficially owned by the Reporting Persons herein is based on the number of issued and outstanding shares of Common Stock of the Company as of June 28, 2010 and is equal to 29,643,831.

(b)          The Reporting Persons beneficially own an aggregate of 19,082,299 shares of the Company’s Common Stock consisting of: 19,082,299 shares, which it has the sole power to vote or direct to vote, and the sole power to dispose of or direct the disposition of, representing in the aggregate approximately 64.4% of the total issued and outstanding shares of Common Stock of the Company.  Although Mr. Wang directly owns none of the Company’s Common Stock, he may be deemed beneficial owner of the 19,082,299 shares of the Company’s Common Stock reported on this statement as and sole director and shareholder of Winning State pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”).

(c)          Other than the acquisition of the Common Stock, the Reporting Persons have not effected any transactions in the Common Stock of the Company in the past sixty (60) days.

(d)           To the knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by it.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 3, which is hereby incorporated by reference.

Securities Escrow Agreement

The securities escrow agreement (“Securities Escrow Agreement”) among Vision, as representative of the purchasers under the Securities Purchase Agreement, Winning State, and Loeb & Loeb LLP, as escrow agent, was entered into as an inducement to the purchasers to enter into the securities purchase agreement. Winning State agreed to deliver 9,117,647 shares of the Company’s Common Stock owned by Winning State as escrow shares (the “Escrow Shares”) to the escrow agent for the benefit of the purchasers, and to deliver some or all of those shares to the purchasers in the event the Company fails to achieve certain financial performance thresholds for the 12-month periods ending December 31, 2008 and December 31, 2009. An amendment to the Securities Escrow Agreement, dated October 15, 2009, was entered into by and among the Company, Vision Opportunity China LP, Winning State and Loeb & Loeb LLP (“Amended Escrow Agreement”).

The financial performance thresholds for 2008 required that the Company achieve (i) both net income and cash from operations greater than $9.4 million and (ii) fully diluted earnings per share equal to or greater than $0.23. Under the terms of the agreement these thresholds were met if the Company achieved at least 95% thereof. The Company reported net income of $9.0 million, cash from operations of $18.7 million and diluted earnings per share of $0.29 for 2008, and therefore the thresholds for 2008 were met by the Company. Accordingly, all of the Escrow Shares remain in escrow, pending the performance of the 2009 performance thresholds described below.

Page 8 of 10 Pages

The financial performance thresholds for 2009 will be satisfied if the Company achieves: (i) both net income, as defined in accordance with US GAAP and reported by the Company in its audited financial statements for 2009 (the “2009 financial statements”) and cash from operations, as reported by the Company in the 2009 financial statements exceed $11.15 million and (ii) earnings per share equal or exceed $0.27, such “Earnings Per Share” to be calculated by dividing the lesser of net income and cash from operations, as reported by the Company in the 2009 financial statements plus (a) any amounts that may have been recorded as charges or liabilities on the 2009 financial statements due to the application of EITF No. 00-19 that are associated with (1) any outstanding warrants of the Company issued in connection with the Securities Purchase Agreement or (2) any liabilities created as a result of the Escrow Shares being released to any officers or directors of the Company and (b) one time non-recurring cash expenses incurred by the Company relating to the public offering and the listing of its Common Stock on NASDAQ, including all legal and accounting fees, SEC and FINRA filing fees, NASDAQ application and listing fees, printing fees and road show expenses (“2009 Net Income”) by the then outstanding shares; provided however that for the purposes of this paragraph, “outstanding shares” shall exclude any shares issued by the Company in its public offering (the performance thresholds set forth in (i) and (ii) above shall be collectively referred to herein as the “2009 Performance Thresholds”).

If the Company achieves less than 50% of any of the 2009 Performance Thresholds set forth above, then all of the Escrow Shares will be delivered to the purchasers and distributed to them ratably according to the number of shares of Series A Preferred Stock that each of them holds at that time.

If the Company achieves at least 50%, but less than 95%, of any of the 2009 Performance Thresholds set forth above, then the escrow agent will deliver to the purchasers a percentage of the escrow shares determined by doubling the percentage by which the 2009 performance threshold was not achieved. The remaining escrow shares, if any, will then be returned to Winning State.

If the Company achieves at least 95% of each of the 2009 Performance Thresholds, all of the 2009 escrow shares will be returned to Winning State.  The Company had 2009 Net Income, Cash from Operations and Earnings Per Share (as defined in the Amended Escrow Agreement) of $10,848,579, $10,866,330 and $0.34, respectively, and therefore the 2009 Performance Thresholds were met by the Company. Accordingly, all of the Escrow Shares have been released from escrow.

Lock-Up Agreement

In connection with the private placement the Company also entered into an agreement with Winning State under which, in order to induce Forme to enter into the Share Exchange Agreement, certain stockholders including Mr. Wang, the Company’s CEO, and Mr. Xudong Wang, the Company’s former CFO, agreed that (i) they would not sell or transfer any shares of the Company’s Common Stock until at least 12 months after the effective date of a registration statement filed with the SEC registering for resale the shares of Common Stock underlying the Series A Preferred Stock issued in the private placement transaction and (ii) for an additional 24 months after the end of that 12 month period, would not sell or transfer more than one-twelfth of its total shares of that Common Stock during any one month.

Lock-Up Letters

On October 15, 2009, in connection with a public offering by the Company of its Common Stock and in order to induce Roth Capital Partners, LLC to act as its underwriter, each of its directors and executive officers (including Mr. Wang), and Winning State agreed that, without the prior written consent of Roth Capital Partners, LLC, they would not, during the period commencing on October 15, 2009 and ending 180 days after the date of the final prospectus relating to this offering (i) either directly or indirectly sell, pledge, lend or transfer any shares of the Company’s Common Stock or any securities convertible into or exercisable or exchangeable for the Company’s Common Stock, subject to certain exclusions, or (ii) make any demand for or exercise any right with respect to the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for shares of Common Stock (“Lock-up Letter”).

Page 9 of 10 Pages

The foregoing description of the Securities Escrow Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Securities Escrow Agreement, Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the SEC on April 3, 2008, and is incorporated herein by reference. The foregoing description of the Lock-up Agreement, Lock-up Letter and Amended Escrow Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Lock-up Agreement, Lock-up Letter, and Amended Escrow Agreement, Exhibits 10.3, 10.26 and 10.25, respectively, to the Company’s Registration Statement on Form S-1 (Reg. No. 333-162150) declared effective by the SEC on November 19, 2009, and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit No.:	Title:
10.1	Share Exchange Agreement, dated as of March 28, 2008.*
10.2	Lock-Up Agreement, dated as of March 28, 2008.**
10.3	Securities Escrow Agreement, dated as of March 28, 2008.*
10.4	Securities Purchase Agreement, dated as of March 28, 2008.*
10.5	Amendment to Securities Escrow Agreement, dated as of October 15, 2009.**
10.6	Lock-Up Letter, dated as of October 15, 2009.**

* Incorporated by reference to the corresponding exhibit to the Company’s Current Report on Form 8-K filed with the SEC on April 3, 2008.

** Incorporated by reference to the corresponding exhibit to the Company’s Registration Statement on Form S-1 (Reg. No. 333-162150) declared effective by the SEC on November 19, 2009.

Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 2, 2010

WINNING STATE INTERNATIONAL LIMITED By: /s/ Zhuangyi Wang Name: Zhuangyi Wang Title: Sole director and shareholder ZHUANGYI WANG /s/ Zhuangyi Wang